July 10, 2017

Mr. William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Target Corporation
Form 10-K for the Fiscal Year Ended January 28, 2017
Filed March 8, 2017
File No. 1-6049

Dear Mr. Thompson:

Thank you for your letter dated June 12, 2017, regarding Target Corporation. Following this introductory section is your comment in italics and our response.

We believe our response addresses your comment. Should the staff have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
1. We read your response to comment 1. In future filings, if you disclose gross margin, exclusive of depreciation and amortization, within Management’s Discussion and Analysis of Financial Condition and Results of Operations, please identify the measure as a non-GAAP financial measure and disclose why management believes the non-GAAP measure provides useful information to investors. Refer to Item 10(e) of Regulation S-K.

Target’s Response to Comment 1

We have reevaluated the classification of depreciation and amortization expense in our Consolidated Statements of Operations. Beginning in the second quarter of 2017, we plan to reclassify supply chain-related depreciation and amortization expense to cost of sales for all periods presented in order to enable gross margin to be reflected as a GAAP measure.

We intend to continue to separately present depreciation and amortization within our Consolidated Statements of Operations, which will include all depreciation and amortization expense, exclusive of supply chain-related amounts classified in cost of sales. To avoid confusion, we intend to parenthetically disclose the amount of depreciation and amortization expense included in cost of sales. An example of the depreciation and amortization line label with such a parenthetical note is as follows:

“Depreciation and amortization (exclusive of $XXX, $XXX, and $XXX of depreciation included in cost of sales)”

We expect this change will result in approximately $270 million reclassification from depreciation and amortization to cost of sales, which will result in equal and offsetting declines in both Gross Margin Rate and Depreciation and Amortization Rate of approximately 0.4 percent for FY 2016. We will make conforming changes consistent with the classification and presentation changes to the Consolidated Statements of Operations throughout all future filings. Also, we will post to our investor relations website a representation of the impact of this change to prior periods.

In addition, because of the depreciation and amortization expense classification changes, we no longer expect to present Segment EBITDA or EBITDA margin rate within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

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On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ Cathy R. Smith
Cathy R. Smith
Executive Vice President and Chief Financial Officer

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